UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No.    )*

KinderCare Learning Centers, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

494521 30 5

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 494521 30 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TCW Asset Management Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 1,898,488

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 1,898,488

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,898,488

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.64%

12.	Type of Reporting Person (See Instructions) CO;IA

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oaktree Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 1,898,488

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 1,898,488

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,898,488

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.64%

12.	Type of Reporting Person (See Instructions) IA;OO

Item 1.
	(a)	Name of Issuer KinderCare Learning Centers, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 650 NE Holladay Street, Suite 1400, Portland, OR 97232

Item 2.
(a) – (c)		This 13G is filed on behalf of:
		(1)	TCW Asset Management Company, a California corporation (“TAMCO”), whose principal place of business is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017; and
(2)

Oaktree Capital Management, LLC, a California limited liability company (“Oaktree”), manager of TCW Special Credits Fund V - The Principal Fund pursuant to a subadvisory agreement between TAMCO and Oaktree, whose principal place of business is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

	(d)	Title of Class of Securities Common Stock, par value $0.01 per share (the “Common Stock”)
	(e)	CUSIP Number 494521 30 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,898,488
(b) Percent of class: 9.64%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote -0-
(ii) Shared power to vote or to direct the vote 1,898,488
(iii) Sole power to dispose or to direct the disposition of -0-
(iv) Shared power to dispose or to direct the disposition of 1,898,488

*  TAMCO is a registered investment adviser under the Investment Advisers Act of 1940, as amended and is filing this Schedule 13G in its capacity as the general partner of the fund listed below.  Oaktree is a registered investment adviser under the Investment Advisers Act of 1940, as amended and is filing this Schedule 13G in its capacity as the manager of the fund listed below.

(i) TCW Special Credits Fund V – The Principal Fund, a California limited partnership (“The Principal Fund”);

The principal business of each of TAMCO and Oaktree is providing investment advice and management services to institutional and individual investors.  The investment decisions for The Principal Fund are made on an individual basis based on the guidelines of The Principal Fund.  The Principal Fund beneficially owns 1,898,488 shares of the Issuer’s Common Stock.  Based on TAMCO’s and Oaktree’s relationship with The Principal Fund, each of TAMCO and Oaktree may be deemed to beneficially own the shares of Common Stock held by The Principal Fund.  Each of TAMCO and Oaktree disclaims beneficial ownership of the shares of Common Stock held by The Principal Fund except to the extent of their respective pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
The securities reported on this Schedule 13G are directly held by The Principal Fund.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of this 12th day of February, 2004.

TCW ASSET MANAGEMENT COMPANY

/s/ Richard Goldstein
Richard Goldstein
Authorized Signatory

OAKTREE CAPITAL MANAGEMENT, LLC

/s/ Richard Ting
Richard Ting
Vice President, Legal